OMB APPROVAL
OMB Number:	3235-0621
Expires:	December 31, 2010
Estimated average burden
hours per response	30.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission file number 333-115865

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-05

Inmarsat Investments Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-04

Inmarsat Ventures Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-03

Inmarsat Global Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Global Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-02

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

+44 20 7728 1626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission file number 333-115865-01

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

+44 20 7728 1626

(Address of principal executive office)

7 5/8% Senior Notes due 2012

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule l2h -6(a)	☐	Rule 12h -6(d)	☐
(for equity securities)		(for successor registrants)

Rule l2h -6(c)	☒	Rule 12h -6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Part I

Item 1.	Exchange Act Reporting History

A.	Inmarsat Finance plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Investments Limited, Inmarsat Global Limited and Inmarsat Leasing (Two) Limited, each a limited company incorporated under the laws of England and Wales, and Inmarsat Launch Company Limited, a limited company incorporated under the laws of the Isle of Man (collectively, the “Guarantors”, and together with the Issuer, the “Registrants”), first incurred the duty to file reports under section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 17, 2004, in connection with the effectiveness of a registration statement on Form F-4 (Registration No. 333-115865) (the “Registration Statement”). The Registration Statement related to an offering of high-yield debt securities, namely the Issuer’s 7.625% senior notes due 2012 (the “Senior Notes”), in exchange for the Issuer’s substantially identical outstanding high-yield debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to a letter from Clifford Chance on the Registrants’ behalf to the Commission dated November 24, 2004, the Registrants satisfy their periodic reporting obligations by filing a single annual report on Form 20-F.

B.	The Issuer has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, including the Issuer’s last filing of a periodic report, which was its annual report on Form 20-F for the fiscal year ended December 31, 2008, which it filed with the Commission on April 29, 2009.

Item 2.	Recent United States Market Activity

In October 2004, the Registrants completed a registered exchange offer pursuant to which it issued the Senior Notes in exchange for substantially identical outstanding notes that were originally issued by the Issuer in two private placements. The exchange offer was registered pursuant to a Registration Statement referred to above. Since then, the Registrants have not conducted any registered offerings of securities under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

A.	The Senior Notes were listed on the Luxembourg Stock Exchange, which is located in the Grand Duchy of Luxembourg. As noted above, the remaining Senior Notes were redeemed on December 11, 2009, and none is currently outstanding. The Senior Notes were not listed on any other exchange or inter-dealer quotation system.

B.	The Senior Notes were initially listed on the Luxembourg Stock Exchange on February 3, 2004. The Issuer no longer maintains a listing of the Senior Notes on any exchange.

The Senior Notes have not been listed on any exchange or inter-dealer quotation system in the 12-month period preceding the filing of this Form 15F.

Item 4.	Comparative Trading Volume Data

Inapplicable.

Item 5.	Alternative Record Holder Information

Inapplicable.

Item 6.	Debt Securities

As of January 26, 2010, the number of record holders of the debt securities who are United States residents was zero, as the Issuer redeemed all outstanding Senior Notes on December 11, 2009.

Item 7.	Notice Requirement

On January 27, 2010, the Issuer published a notice as required by Rule 12h-6(h), disclosing the Issuer’s intent to terminate its duty to file reports under section 15(d) of the Exchange Act.

The notice was disseminated in the United States by transmission via the BusinessWire news service, and elsewhere by transmission via other global news wire services. A copy of the notice was also published on the Issuer’s group website at www.inmarsat.com.

Item 8.	Prior Form 15 Filers

Inapplicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Inapplicable.

PART III

Item 10.	Exhibits

A copy of the announcement disseminated in the United States on January 27, 2010 by transmission via the BusinessWire news service, and elsewhere by transmission via other global news wire services, indicating the Issuer’s intent to discontinue filings with the SEC, is attached as Exhibit 10.1 to this Form 15F.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Finance plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Finance plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/S/ ANDREW SUKAWATY
	Name:	Andrew Sukawaty
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Group Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Group Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ ANDREW SUKAWATY
	Name:	Andrew Sukawaty
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Ventures Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Ventures Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ ANDREW SUKAWATY
	Name:	Andrew Sukawaty
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Investments Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Investments Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ ANDREW SUKAWATY
	Name:	Andrew Sukawaty
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Global Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Global Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ ANDREW SUKAWATY
	Name:	Andrew Sukawaty
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Leasing (Two) Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Leasing (Two) Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ ALISON HORROCKS
	Name:	Alison Horrocks
	Title:	Director

Pursuant to the requirements of the Securities Exchange Act of 1934, Inmarsat Launch Company Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Inmarsat Launch Company Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 27, 2010	By:	/s/ IAN JARRITT
	Name:	Ian Jarritt
	Title:	Director

Exhibit 10.1

INMARSAT ANNOUNCES ITS INTENTION TO FILE DEREGISTRATION FORMS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION FOR CERTAIN GROUP COMPANIES

January 27, 2010 – Inmarsat plc (the “Company”) (LSE: ISAT), today announces that certain of its subsidiaries, namely Inmarsat Finance plc, Inmarsat Finance II plc, Inmarsat Global Limited, Inmarsat Group Limited, Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Launch Company Limited, Inmarsat Leasing (Two) Limited and Inmarsat Ventures Limited (together, the “Inmarsat Registrants”), intend to file voluntary deregistration forms with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the termination of their respective reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company decided to deregister the Inmarsat Registrants under the Exchange Act following the redemption and cancellation of certain debt instruments.

The Inmarsat Registrants intend to file Forms 15F with the SEC on or about the date hereof. Upon filing the Forms 15F, the Inmarsat Registrants’ respective reporting obligations under the Exchange Act will be immediately suspended, such that they will cease reporting to the SEC. The deregistration will become effective 90 days after the filing, unless the Inmarsat Registrants withdraw the Forms 15F. The Company expects to continue publishing its annual report and consolidated financial accounts and other documents and communications on its website (www.inmarsat.com).

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The Company has based these forward-looking statements on our current expectations and projections about future events. These forward looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “intend,” “continue,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions you that forward-looking statements are not guarantees of future performance, and that the Company’s actual actions may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if the Company’s actions are consistent with the forward-looking statements contained in this press release, those actions or developments may not be indicative of actions or developments in subsequent periods. The Company undertakes no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. You should not interpret statements regarding past trends or activities as representations that those trends or activities will continue in the future.

Contact:

Investor Enquiries	Media Enquiries
Simon Ailes +44 20 7728 1518 simon_ailes@inmarsat.com	Christopher McLaughlin +44 20 7728 1015 christopher_mclaughlin@inmarsat.com